Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Danielson Holding Corporation for the registration of up to 70,200,000 shares of its common stock and to the incorporation by reference therein of our reports dated March 14, 2005, with respect to the consolidated financial statements of Danielson Holding Corporation, Danielson Holding Corporation management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Danielson Holding Corporation, included in its Annual Report (Form 10-K and 10K/A) for the year ended December 31, 2004, and the related financial statement schedules of Danielson Holding Corporation included therein, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

MetroPark, New Jersey
April 8, 2005